BART AND ASSOCIATES, LLC

Attorneys at Law

November 2, 2012

Via SEC Edgar Submission

Gabriel Eckstein, Staff Attorney

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

RE:	APT Systems, Inc.

Amendment Number 5 to Registration Statement on Form S-1 Filed on October 15, 2012

File No. 333-181597

Dear Mr. Eckstein:

I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

Risk Factors, page 6

Comment 1: Regarding prior comment 2, please note that whether you are a shell company as defined in Securities Act Rule 144(i) is based on facts and circumstances. A risk factor should therefore be included if there is a reasonable possibility that you may be considered a shell. The fact that you are a development stage company and have no revenues could be indicative of shell company status. We therefore reissue our comment.

Answer to Comment 1: The Company does not believe it is a shell company. Under Rule 144, the definition of a shell company is a company with 1) no or nominal operations, and either 2) no or nominal assets, 3) assets consisting solely of cash and cash equivalents, or 4) assets consisting of any amount of cash and cash equivalents and nominal other assets. Based on the fact that the company is actively and aggressively pursuing its business plan, which is to develop stock trading platforms for the financial and handheld markets, the company believes that is has operations that are not “nominal”. Further, while it is currently not generating revenue, it is actively developing its trading platforms for integration into hand held devices, which the company believes will derive substantial revenue in the near future. The Company is also building a small cell phone application to begin its revenue stream, however, the Company must finalize the work orders and price quotes in order to begin selling the application. The Company is developing actual products that are described in the Registration Statement and will generate revenue once the Company is able to get them into the market. Therefore, the company does not believe that its operations can be considered “nominal”, and for that reason the company does not believe that it is, or has ever been, a “shell company” and does not believe it is necessary to provide a risk factor discussing shell status.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 2, 2012

We are an “emerging growth company,” and the reduced disclosure…., page 6

Comment 2: Please further revise part (ii) of this risk factor, in accordance with prior comment 5, so that the date coincides with the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under an effective registration statement. Because it is currently unknown when the registration statement will be declared effective, rather than specifying a date, you should consider simply stating that you will remain an emerging growth company until the last date of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement.

Answer to Comment 2: Part (ii) of this risk factor has been revised to reflect the correct language.

Item 16, Exhibits

Exhibit 5.1

Comment 3: Please submit a revised exhibit that opines in the third to last paragraph that the shares to be sold by the selling shareholders are validly issued, fully paid and non-assessable. Also, the second to last paragraph should be revised to state that the shares to be sold by the company will be validly issued, fully paid and non-assessable. Refer to II>B.1.a and II.B.2.h of Staff Legal Bulletin No. 19 (October 14, 2011) and our prior comment 13.

Answer to Comment 3: This revision has been made to Exhibit 5.1.

Exhibit 23.1

Comment 4: We note that PLS CPA has consented to the use of their review report dated September 12, 2012 with respect to the unaudited interim financial statements included in the Form S-1/A; however the review report has not been included in the filing. Please explain the purpose of this consent or revise your disclosures accordingly. We refer you to Rule 8-03 of Regulation S-X.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com

November 2, 2012

Answer to Comment 4: The change has been made to the disclosure. The review report is now included.

Respectfully submitted,

/s/ Ken Bart

Ken Bart

Bart and Associates, LLC

Attorney for APT Systems, Inc.

1357 S. Quintero Way, Aurora CO 80017

Phone: (720)-226-7511 Facsimile: (303)-745-1880 E: kbart@kennethbartesq.com

www.kennethbartesq.com